EXHIBIT 99.30

FOR IMMEDIATE RELEASE

NOT FOR DISTRIBUTION TO NEWSWIRE SERVICES IN THE UNITED STATES OR FOR DISSEMINATION IN THE UNITED STATES. ANY FAILURE TO COMPLY WITH THIS RESTRICTION MAY CONSTITUTE A VIOLATION OF UNITED STATES SECURITIES LAWS.

High Tide Reports 2019 Financial Results Featuring a 258% Increase in Revenue over the Previous Year

Calgary, AB, March 2, 2020 / CNW / − High Tide Inc. (“High Tide” or the “Company”) (CSE:HITI) (OTCQB:HITIF) (FRA:2LY), an Alberta-based, retail-focused cannabis corporation enhanced by the manufacturing and wholesale distribution of smoking accessories and cannabis lifestyle products, filed its year-end 2019 financial results on February 28, 2020, the highlights of which are included in this news release. The full set of Consolidated Financial Statements and Management’s Discussion and Analysis can be viewed by visiting High Tide’s website at www.hightideinc.com, its profile page on SEDAR at www.sedar.com or the Company’s CSE profile page at www.thecse.com.

“High Tide had a very busy fiscal year, in which we executed on our growth plans and made significant investments to expand our retail footprint and scale our operations across Alberta, Ontario, and Saskatchewan. We opened 26 retail cannabis stores, which primarily resulted in our 258% increase in revenue. Due to the developments in the 2019 fiscal year, together with High Tide’s rapid expansion, the Company is now one of the largest retail-focused cannabis companies in Canada. Looking ahead, High Tide is excited about the 2020 fiscal year, in which it expects to report its first profitable quarter,” said Raj Grover, President & Chief Executive Officer.

2019 Fiscal Year – Financial Highlights (in thousands of Canadian Dollars, except where noted):

●	Revenue for the fiscal year ended October 31, 2019 increased significantly by 258%, to $31,294 from $8,749 in the previous year. The increase in sales was primarily driven by the operations of Canna Cabana, which began selling recreational cannabis products and smoking accessories on October 27, 2018, by the acquisition of Grasscity and by new customers acquired in the Company’s Wholesale Segment.
●	Gross profit for the 2019 fiscal year also increased significantly by 264%, to $11,316 from $3,110 in 2018, primarily due to an increase in sales volume.
●	Loss from operations for the 2019 fiscal year was $19,874 (2018 – $3,734 loss), with negative operating cash flows of $14,833 (2018 – outflows of $8,779). The operating loss and cash outflows were primarily driven by costs incurred to incorporate and finance the High Tide parent entity and Canna Cabana subsidiary, neither of which were operational in the prior fiscal year, as well as to close the acquisition of Grasscity.
●	For the quarter ended October 31, 2019, net loss was $15,428, an increase from a loss of $3,798 in the previous quarter, primarily due to non-cash or non-operational charges totaling $11,067 including a change in an estimate of a provision resulting in the reversal of a $5,308 tax recovery; an impairment loss of $4,820 as a result of changes in the timing of cost synergies related to acquisitions and the Company shifting its focus towards the Canna Cabana retail cannabis business; and an increase in expected credit loss allowance related to Smoker’s Corner franchise-based accounts receivable of $939.

●	For the year ended October 31, 2018, the total assets of the Company increased to $40,743 from $25,922 in the prior fiscal year.
●	High Tide had a working capital surplus of $1,939 (2018 – $14,919) for the year ended October 31, 2019. The change is mainly due to the growth in the Company’s operations as it opened Canna Cabana stores and acquired Grasscity.
●	During the 2019 fiscal year, Canna Cabana locations processed over 857,000 transactions, evidencing the Company’s loyal customer base and attracting new customers to its top-rated consumer-focused retail experience.
●	As of the date of this news release, approximately 37,000 members have joined Cabana Club, with the majority subscribing in-store upon completing purchase transactions.

Subsequent to the end of the 2019 fiscal year, the Company:

●	Obtained a senior secured, non-revolving term credit facility of up to $10,000 from Windsor Capital, which it intends to use to fund the acquisition and build-out of retail cannabis stores in Alberta and Ontario, as well as for general working capital purposes.
●	Entered into an agreement to sell the non-core assets of KushBar in consideration for a deemed value of $12,000 in common shares of Halo Labs.
●	Launched its proprietary data analytics service named CabanalyticsTM, started generating subscription-based revenue and is in ongoing discussions with several potential CabanalyticsTM clients at the time of writing. While CabanalyticsTM helps provide High Tide with an understanding of customer purchasing behaviours and insights into emerging consumer trends, it is also expected to deliver a high-margin stream of cash flows to the Company by providing privacy-protected information to a target group of licensed producers of cannabis and other companies supporting the cannabis sector; and

●	Completed the acquisitions of its interest in the Canna Cabana retail cannabis stores in Hamilton and Sudbury. These stores have a strong operating history with unaudited gross sales as of the date of this news release exceeding $15,000 and $7,000, respectively, for the 10 months since opening April 20, 2019.

Summary of Key Annual Financial Measures

$ Millions (except where noted)	2019	2018
Revenue	$31.3	$8.7
Gross Profit	$11.3	$3.1
Gross Profit Margin	36%	36%
Total Operating Expenses	$(31.2)	$(6.8)
Loss from Operations	$(19.9)	$(3.7)
Net Loss	$(26.3)	$(4.5)
Loss Per Share (Basic)	$(0.13)	$(0.04)
Loss Per Share (Diluted)	$(0.13)	$(0.04)
Total Assets	$40.7	$25.9
Total Non-Current Liabilities	$20.5	$-
Total Liabilities	$31.3	$2.6
Total Equity	$9.4	$23.3

Summary of Key Quarterly Financial Measures

(C$ in millions,	Q4	Q3	Q2	Q1	Q4	Q3	Q2	Q1
except per share amounts)	2019	2019	2019	2019	2018	2018	2018	2018
Net Revenue	11.4	8.3	6.6	5.0	2.1	2.2	1.7	2.7
(Loss) Income from Operations	(6.3)	(4.0)	(4.6)	(5.0)	(2.7)	(0.7)	(0.7)	0.4
Net (Loss) Income	(15.4)	(3.8)	(3.3)	(3.8)	(3.8)	(0.6)	(0.4)	0.3

2019 Fiscal Year – Corporate Highlights:

●	On November 13, 2018, High Tide announced that its wholly owned subsidiary, RGR Canada Inc. had received from Aurora Cannabis Inc. its largest ever wholesale purchase order for smoking accessories.
●	On December 13, 2018, High Tide closed the sale of senior unsecured convertible debentures of the Company under a brokered private placement, pursuant to which it issued 10,000 debentures at a price of $1,000 per Debenture to Aurora Cannabis Inc. as well as 1,330 debentures to other participants for gross proceeds of $11,330.
●	On December 17, 2018, the Company’s common shares commenced trading publicly on the Canadian Securities Exchange under the stock symbol “HITI”.
●	On December 19, 2018, High Tide announced the successful closing its Grasscity acquisition.
●	In January, the Company opened multiple Canna Cabana retail cannabis stores in Edmonton and Grand Prairie, Alberta.
●	On February 4, 2019, High Tide was selected by a winner of one of the 25 opportunities to apply for an operator’s licence as a result of the Alcohol and Gaming Commission of Ontario’s (the “AGCO”) Expression of Interest Application Lottery (the “Lottery”).
●	On February 12, 2019, High Tide was selected to assist with the establishment and operation of a retail cannabis store by a second winner of one of the 25 opportunities to apply for an operator’s licence as a result of the Lottery.
●	In February, High Tide also opened its 8th, 9th and 10th Canna Cabana retail stores in Alberta.
●	On March 21, 2019, High Tide was selected to assist with establishing and operating a retail cannabis store by a third winner of one of only 25 opportunities to apply for an operator’s licence as a result of the Lottery.
●	On March 28, 2019, High Tide opened its 11th Canna Cabana retail store located in Okotoks, Alberta.

●	On April 10, 2019, High Tide closed a brokered private placement of unsecured convertible debentures of the Company, pursuant to which it issued 8,360 debentures at a price of $1,000 per debenture for gross proceeds of $8,360. Of the offering, Aphria Inc. subscribed for 4,500 debentures, accounting for $4,500 of the total gross proceeds.
●	On May 9, 2019, High Tide opened its 14th and 15th Canna Cabana retail store locations in Fort Saskatchewan and Lacombe, Alberta, respectively.
●	On May 24, 2019, High Tide announced that it had acquired Dreamweavers Cannabis Products Ltd., a retail cannabis store and e-commerce business currently operating in Swift Current, Saskatchewan.
●	On June 13, 2019, High Tide announced the receipt of AGCO Authorization to open the Canna Cabana Toronto retail cannabis store on Yonge Street, which opened on June 15, 2019
●	On June 17, 2019, High Tide closed the final tranche of its oversubscribed convertible debenture offering, with gross proceeds raised of $11,560.
●	In July, the Company also opened Canna Cabana locations in Edmonton, Grand Prairie and Okotoks, Alberta.
●	On July 23, 2019, High Tide announced the establishment of a 25,000 square-foot warehouse in Nevada to facilitate the expansion of its Wholesale Segment by reducing lead-times on order fulfilment to High Tide’s growing customer base in the United States.
●	On July 25, 2019, the Company announced the opening of three new Canna Cabana stores selling recreational cannabis in Alberta.
●	On July 29, 2019, the Company announced its 9th celebrity licenses secured by Famous Brandz and the renewal of a key existing license.
●	On July 31, 2019, High Tide announced the opening of a Canna Cabana in Fort Saskatchewan as its 11th location selling recreational cannabis in Alberta.
●	In August, High Tide announced the opening of Canna Cabana locations in Bonnyville, Calgary, Edmonton, Lloydminster, Olds and Red Deer.
●	On September 4, 2019, High Tide announced the acquisition of the Smoker’s Corner franchise on Jasper Avenue in Edmonton for conversion into a Canna Cabana location.
●	In September, the Company announced the opening of Canna Cabana stores in Calgary, St. Albert and Vegreville.
●	In September and October, the Company announced the opening of its first and second KushBar retail cannabis store locations in Camrose and Morinville, Alberta, respectively.
●	On October 31, High Tide announced the opening of a new Canna Cabana location in Calgary, its 27th branded retail cannabis store in Canada.

Outlook for the 2020 Fiscal Year

The Company believes that the senior secured credit facility advanced by Windsor Capital, together with the proceeds from the eventual sale of the common shares of Halo Labs, leave the Company well funded to execute on its strategic objectives in 2020. In addition, High Tide projects, based on management’s current views, strategies, expectations, assumptions and forecasts, that it will report its first profitable quarter by the end of the 2020 fiscal year. This estimate is considered a financial outlook under applicable securities laws. The estimate and any other financial outlooks or future-oriented financial information included herein has been approved by management of High Tide as of the date hereof. Such financial outlooks or future-oriented financial information are provided for the purpose of presenting information about management’s current expectations and goals relating to the future business of High Tide. Readers are cautioned that actual results may vary materially as a result of a number of risks, uncertainties and other factors, many of which are beyond High Tide’s control. See “Cautionary Note Regarding Forward-Looking Statements”.

At present, High Tide has 23 Canna Cabana locations (including one franchise) in Alberta, 2 stores in Saskatchewan, 2 stores in Ontario, 1 branded location in Ontario as well as 2 KushBar locations in Alberta. The Company also has 18 development permits on hand to continue expanding across Alberta. As previously announced, the 2 operating KushBar locations and 5 of the development permits have been conditionally sold to US-based Halo Labs. High Tide is currently developing 7 retail sites in Alberta, with 3 currently under construction including a premium location in Banff. In due course, the Company will develop all permits, among other, to achieve the maximum allowable number of stores per operator in Alberta, which is currently capped at 42 by AGLC.

Going forward, Ontario is the largest and most important market for the Company. High Tide expects to acquire the Canna Cabana location in Toronto shortly, while also submitting applications to the AGCO to receive up to 7 more retail licenses throughout 2020 to achieve the current maximum of 10 stores per operator. In Manitoba, High Tide was selected via an MBLL lottery to build a retail store in Niverville as well as commence online sales throughout the province. The Company is also in the final stages of clearing due diligence with the LCRB in British Columbia and intends to open the maximum of 8 allowable stores per operator. High Tide is also currently evaluating entering the Yukon and Northwest Territories to open cannabis retail stores.

As for the Company’s e-commerce business, it is looking forward to launching CBDcity.com for US and EU-based customers. High Tide continues to expand the Grasscity accessories portfolio and its domestic order fulfillment capabilities from the Las Vegas warehouse. Lastly, management has decided to exit the mature and declining Smoker’s Corner business so it can focus on the Company’s core business lines of retail cannabis, e-commerce and the manufacturing and wholesale distribution of smoking accessories.

Management continues to review its operations and streamline processes to reduce operating expenses including changes to staffing levels, reduction in general and administrative expenses and reduction in professional fees.

About High Tide Inc.

High Tide is an Alberta-based, retail-focused cannabis company enhanced by the manufacturing and wholesale distribution of smoking accessories and cannabis lifestyle products. It is a vertically-integrated company in the Canadian cannabis market, with portfolio subsidiaries including Canna Cabana Inc., KushBar Inc., Grasscity.com, Smoker’s Corner Ltd., RGR Canada Inc. and Famous Brandz Inc. High Tide’s strategy as a parent company is to extend and strengthen its integrated value chain, while providing a complete customer experience and maximizing shareholder value. Key industry investors in High Tide include Aphria Inc. (TSX:APHA) (NYSE:APHA) and Aurora Cannabis Inc. (NYSE:ACB) (TSX:ACB).

With the deregulation of recreational cannabis for adult use across Canada, Canna Cabana Inc. and its 28 branded stores, is a sizeable retail business with a sophisticated yet playful customer experience. KushBar Inc. is a second retail cannabis business with 2 operating stores in Alberta, offering a modern experience aimed at the growing customer bases in Alberta. Based in Amsterdam since 2000, Grasscity.com is the world’s preeminent and most searchable online retailer of smoking accessories and cannabis lifestyle products with approximately 5.8 million site visits annually. Founded in 2009 and approved by the Canadian Franchise Association, Smoker’s Corner Ltd. has 5 locations. Representing the core of High Tide’s wholesale segment, RGR Canada Inc. is a high-quality and innovative designer, manufacturer and distributor of cannabis accessories. Famous Brandz Inc. is a dominant manufacturer of licensed lifestyle accessories, through partnerships with celebrities and entertainment companies including Snoop Dogg and Paramount Pictures. Famous Brandz’ products are sold to wholesalers and retailers around the world.

For more information about High Tide Inc., please visit www.hightideinc.com and its profile page on SEDAR at www.sedar.com.

Cautionary Note Regarding Forward-Looking Statements

Certain statements in this news release are forward-looking information or forward-looking statements, including, but not limited to (i) the expected ability of the Company to receive funds from the Windsor Capital credit facility and the sale of the Halo Labs shares; (ii) the Company’s intention to develop all permits that it holds in Alberta; (iii) the Company’s expected future acquisition of the Canna Cabana location in Toronto; (iv) the Company’s expectation that it will open retail cannabis stores in British Columbia; and (v) High Tide’s financial outlook for estimated profitability from the sale of cannabis in Canada in the 2020 fiscal year. Such information and statements, referred to herein as “forward-looking statements” are made as of the date of this news release or as of the date of the effective date of information described in this news release, as applicable. Forward-looking statements relate to future events or future performance and reflect current estimates, predictions, expectations or beliefs regarding future events. Any statements that express or involve discussions with respect to predictions, expectations, beliefs, plans, projections, objectives, assumptions or future events or performance (generally, forward-looking statements can be identified by use of words such as “outlook”, “expects”, “intend”, “forecasts”, “anticipates”, “plans”, “projects”, “estimates”, “envisages, “assumes”, “needs”, “strategy”, “goals”, “objectives”, or variations thereof, or stating that certain actions, events or results “may”, “can”, “could”, “would”, “might”, or “will” be taken, occur or be achieved, or the negative of any of these terms or similar expressions, and other similar terminology) are not statements of historical fact and may be forward-looking statements.

High Tide’s financial outlook for profitability in the 2020 fiscal year is based on the following assumptions of High Tide, amongst others: (i) obtaining entry into additional Canadian markets through public and private retail channels; (ii) current capital projects to meet expected completion and licensing milestones; (iii) that the sale edible products, cannabis concentrates and topicals will cause revenue to increase; and (iv) that High Tide will open additional retail cannabis stores in Ontario, Alberta and British Columbia.

Such forward-looking statements are based on assumptions that may prove to be incorrect, including but not limited to the ability of the Company to execute on its business plan and that the Company will receive one or multiple licenses from Alberta Gaming, Liquor & Cannabis, British Columbia’s Liquor Distribution Branch, Liquor, Gaming and Cannabis Authority of Manitoba, Alcohol and Gaming Commission of Ontario or the Saskatchewan Liquor and Gaming Authority permitting it to carry on its Canna Cabana Inc. business. The Company considers these assumptions to be reasonable in the circumstances. However, there can be no assurance that any one or more of the government, industry, market, operational or financial targets as set out herein will be achieved. Inherent in the forward-looking statements are known and unknown risks, uncertainties and other factors that could cause actual results, performance or achievements, or industry results, to differ materially from any results, performance or achievements expressed or implied by such forward-looking statements.

The forward-looking statements contained herein are current as of the date of this news release. Except as required by law, High Tide does not have any obligation to advise any person if it becomes aware of any inaccuracy in or omission from any forward-looking statement, nor does it intend, or assume any obligation, to update or revise these forward-looking statements to reflect new events or circumstances. Any and all forward-looking statements included in this news release are expressly qualified by this cautionary statement, and except as otherwise indicated, are made as of the date of this news release.

SOURCE High Tide Inc.

For further information, please contact Raj Grover, President & Chief Executive Officer of High Tide Inc.; Tel: (403) 770-9435; Email: Raj@HighTideInc.com; Web: www.HighTideInc.com.

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